20010210

N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70008

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Porter White Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Richard Arrington Jr. Blvd North, Suite 400
(No. and Street)

Birmingham (City) Alabama (State) 35203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kathryn Lavender, 205-252-3681
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mauldin & Jenkins, LLC
(Name – *if individual, state last, first, middle name*)

2000 Southbridge Parkway, Suite 501 (Address) Birmingham (City) Alabama (State) 35209 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 06 2020
Washington, DC

Securities and Exchange Commission
Trading and Markets
FEB 06 2020
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Goodloe H. White, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Porter White Capital, LLC, as of January 22, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

President and CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PORTER WHITE CAPITAL, LLC

FINANCIAL REPORT

DECEMBER 31, 2019

PORTER WHITE CAPITAL, LLC

FINANCIAL REPORT
DECEMBER 31, 2019

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

Statements of financial position 3
Statements of income 4
Statements of changes in members' equity 5
Statements of cash flows 6
Notes to financial statements 7-9

SUPPLEMENTAL INFORMATION

Schedule I – Computation of net capital and aggregate indebtedness under Rule 15c3-1 of the Securities and Exchange Commission 10

Schedule II – Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission 11

Schedule III – Information related to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission 11

Management's Exemption Report

Report of Independent Registered Public Accounting Firm on Exemption Report

MAULDIN & JENKINS
CPAs & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Porter White Capital, LLC
Birmingham, Alabama

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Porter White Capital, LLC (the Company) as of December 31, 2019 and 2018, the related statements of income, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

2000 SOUTHBRIDGE PARKWAY, SUITE 501 • BIRMINGHAM, AL 35209 • 205-445-2880 • 888-277-0020 • FAX 205-445-2940 • www.mjcpa.com
Members of The American Institute of Certified Public Accountants

Auditors Report on Supplemental Information

The supplemental information contained in Schedules I – Computation of net capital and aggregate indebtedness under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III – Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission (Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I – Computation of net capital and aggregate indebtedness under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III – Information relating to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mauldin & Jenkins, LLC

We have served as the Company's auditor since 2018.

Birmingham, Alabama
January 22, 2020

PORTER WHITE CAPITAL, LLC

STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2019 AND 2018

Assets	2019		2018	
Cash	$	37,517	$	27,743
Receivables, net of allowance of $0 as of December 31, 2019 and 2018		-		10,000
Other assets		2,022		1,935
Total assets	$	39,539	$	39,678
Liabilities and Members' Equity				
Liabilities:				
Accounts payable	$	-	$	139
Total liabilities		-		139
Members' equity:				
Members' capital		68,000		68,000
Accumulated deficit		(28,461)		(28,461)
Total members' equity		39,539		39,539
Total liabilities and members' equity	$	39,539	$	39,678

See Notes to Financial Statements.

PORTER WHITE CAPITAL, LLC

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2019 and 2018

	2019	2018
Revenues:		
Fixed fee revenue	$ 135,000	$ 105,000
Advisory revenue	1,077,087	325,004
Total revenues	1,212,087	430,004
Operating expenses:		
Incentive compensation and related benefits	484,835	162,502
Registration and compliance expenses	29,446	31,167
Other operating expenses	9,574	134
Total operating expenses	523,855	193,803
Income from operations	688,232	236,201
Net income	$ 688,232	$ 236,201

See Notes to Financial Statements.

PORTER WHITE CAPITAL, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2019 and 2018

	Members' Capital	Accumulated Deficit	Total Members' Equity
Balance, December 31 2017 (unaudited)	$ 68,000	$ (28,662)	$ 39,338
Net income	-	236,201	236,201
Distributions	-	(236,000)	(236,000)
Balance, December 31, 2018	68,000	(28,461)	39,539
Net income	-	688,232	688,232
Distributions	-	(688,232)	(688,232)
Balance, December 31, 2019	$ 68,000	$ (28,461)	$ 39,539

See Notes to Financial Statements.

PORTER WHITE CAPITAL, LLC

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2019 and 2018

	2019	2018
OPERATING ACTIVITIES		
Net income	$ 688,232	$ 236,201
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets and (decrease) increase in operating liabilities:		
Receivables	10,000	(10,000)
Other assets	(87)	2,073
Accounts payable	(139)	139
Net cash provided by operating activities	698,006	228,413
FINANCING ACTIVITIES		
Distributions	(688,232)	(236,000)
Net cash used in financing activities	(688,232)	(236,000)
Net increase (decrease) in cash	9,774	(7,587)
Cash at beginning of year	27,743	35,330
Cash at end of year	$ 37,517	$ 27,743

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Porter White Capital, LLC (Capital) is a limited broker dealer as set forth in its Form BD and, as such, engages in a limited range of activities. These activities include advising companies on capital raising and corporate restructuring; and acting as placement agents for sales of unregistered securities. Capital is registered with the SEC as a broker-dealer and is a wholly owned subsidiary of Porter White Companies, Inc. (PW Companies).

The Certificate of Formation for Capital was filed on June 21, 2017, and the FINRA Membership Agreement was signed on December 29, 2017. The 2017 activities related to the formation costs which were reviewed in the PW Companies consolidated financial statements.

Basis of Presentation and Accounting Estimates

The financial statements of Capital are prepared under the accrual method of accounting.

In preparing the financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results from investment banking and consulting projects could differ from those estimates.

Revenue is generated from fixed or contingent fee arrangements or hourly-based fees, or a combination of these. Revenue generated from fixed or contingent fee arrangements is recognized when the projects are substantially complete or when milestones are reached, and no material contingencies exist. Revenue generated from hourly-based fees is recognized when earned. Customer billings are performed on a periodic basis consistent with the terms negotiated in the engagement agreement.

15c3-3 Exemption

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as special account for the exclusive benefit of customers of Capital, is qualified to operate under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Broker/dealers operating under the provisions of (k)(2)(i) are also exempt from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under 15c3-3.

Cash and Cash Equivalents

For purposes of reporting cash flows, Capital considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2019 and 2018, there were no cash equivalents.

Receivables, Net

Capital uses the allowance method of accounting for uncollected receivables whereby allowances are established at the time receivables are estimated to be uncollectible. Management analyzes delinquent receivables and, once these receivables are determined to be uncollectible, they are written off through a

NOTES TO FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Receivables, Net (continued)

charge against the existing allowance or against earnings. The allowance for doubtful accounts amounted to $0 at December 31, 2019 and 2018, respectively.

Revenue Recognition, ASC-606 Disclosure

The new revenue recognition guidelines in ASC-606 have been adopted by Capital. Revenue from contracts with customers is recognized when, or as, Capital satisfies their performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer.

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the customer obtains control over the promised good or service.

Financial Advisory. When Capital enters into an engagement with a client for financial advisory services, it is to provide a Fairness Opinion. In this case, Capital is paid a fee upon signing the engagement letter and another fee when the Fairness Opinion is delivered and a definitive agreement relating to a transaction is signed. The initial fee or retainer is considered earned and is recognized when the engagement letter is signed. The fee for a Fairness Opinion is considered earned and is recognized when a definitive agreement relating to a transaction is signed and the fairness opinion delivered.

Investment Banking. Capital provides clients with placement agent services for unregistered securities. Capital is paid a transaction fee based upon an agreed upon formula in the engagement letter upon the closing of the transaction. No private placement activities were undertaken for the years ended December 31, 2019 and 2018.

Advisory fees from mergers and acquisition engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

Income Taxes

Capital is a single member limited liability company (LLC), is a disregarded entity for tax purposes, and has elected not to be treated as a corporation. The activities of Capital will be accrued to member's individual tax returns on a consolidated basis at Porter White Companies, Inc., (the Parent).

Subsequent Events

Capital has evaluated all transactions, events, and circumstances for consideration or disclosure through January 22, 2020, the date these financial statements were available to be issued and has reflected or disclosed those items within the financial statements and related footnotes as deemed appropriate.

NOTE 2. CONCENTRATION OF CREDIT RISK

Capital maintains its cash balances at high credit quality financial institutions. At various times throughout the years ended December 31, 2019 and 2018, Capital may have cash on deposit with the financial institutions in excess of federal depository insurance limits. Capital has not experienced and does not anticipate any credit losses on these deposits.

NOTE 3. RELATED PARTY TRANSACTIONS

Capital has entered into a Management Services Agreement with Porter White Companies, Inc. and each of its subsidiaries, Porter White Capital Advisors, Inc., Porter White & Company, Inc., and PW Management Co., Inc. who have agreed to provide overhead services to Capital. At this time, the Parent company and subsidiaries have chosen to not charge Capital these modest allocable overhead expenses.

NOTE 4. COMPENSATION AGREEMENT

Porter White Capital, LLC is a member of FINRA, registered with the SEC as a broker dealer, and engaged from time to time in merger and acquisition and private placement transactions for which it typically earns a contingent fee upon closing. PW Management ("Management"), under common ownership with Capital, employs and compensates persons registered as representatives of Capital, who are also active with other affiliates of Capital, and who are entitled under the compensation polices of Capital to receive up to 50% of contingent fees and other revenues earned by Capital (including fringe benefits directly related to such compensation). The purpose of this Compensation Agreement is to document (i) the obligation of Capital to provide for the payment of compensation due registered representatives of Capital as the result of their services to Capital by transferring to Management such amounts as are necessary for the purpose, and (ii) the obligation of Management to pay all compensation to registered representative of Capital that are due under the compensation policies of Management and its affiliates. Capital paid $484,835 in compensation related to contingent fees earned in 2019 and $162,502 in 2018.

NOTE 5. COMMITMENTS AND FIXED CONTINGENCIES

Net Capital Requirements

Capital is subject to the SEC's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to capital, both as defined, shall not exceed 8 to 1 in the first twelve months of commencing business. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120 percent of the minimum dollar amount required. Capital's net capital ratio, net capital and excess capital were as follows:

	Year Ended 2019	Year Ended 2018
Net capital ratio	0.00%	0.50%
Net capital	$ 37,517	$ 27,604
Excess net capital	$ 32,517	$ 22,604

SUPPLEMENTAL INFORMATION

PORTER WHITE CAPITAL, LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2019

Assets		
Allowable Assets		
Checking	$	37,517
Total Allowable Assets	$	37,517
Nonallowable Assets		
Accounts Receivable	$	-
CRD Account Balance		172
Prepaid Expenses		1,850
Total Nonallowable Assets	$	2,022
Total Assets	$	39,539
Liabilities and Members' Equity		
Aggregate Indebtedness		
Accounts Payable	$	-
Total Aggregate Indebtedness	$	-
Equity		
Capital (inc. retained earnings)	$	39,539
Current Year Distributions		(688,232)
Net Income		688,232
Total Equity	$	39,539
Total Liabilities and Members' Equity	$	39,539
Total Assets	$	39,539
Less Total Liabilities		0
Net Worth	$	39,539
Less Nonallowable Assets		2,022
Tentative Net Capital	$	37,517
Less Haircuts		-
Net Capital	$	37,517
Minimum Net Capital Per Rule 15c3-1	$	5,000
Excess Net Capital	$	32,517
Ratio of aggregate indebtedness to net capital		0.00%
AI/8	$	-
Net Capital in Excess of 120% Min Dollar NC or 10% of AI	$	31,517

Note: The above computations do not differ from the computation of net capital under rule 15c3-1 as of December 31, 2019 as filed by the Registrant on Part IIA of form X-17A-5. Accordingly, no reconciliation is necessasry.

PORTER WHITE CAPITAL, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 Of the Securities and Exchange Commission Year Ended December 31, 2019

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15C3-3

None. Capital is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Schedule III

Information Relating to Possession or Control Requirements Under Rule 15c3-3

None. Capital is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

MANAGEMENT'S EXEMPTION REPORT

Porter White Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Capital states the following:

1) Capital claimed an exemption from 17 C.F.R. §240.15c3-3 under the provisions in paragraph (k)(2)(i).

2) Capital met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2019, without exception.

Porter White Capital, LLC

I, Goodloe White, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

President and CEO

January 22, 2020

MAULDIN & JENKINS
CPAs & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Porter White Capital, LLC
Birmingham, Alabama

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Porter White Capital, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mauldin & Jenkins, LLC

Birmingham, Alabama
January 22, 2020

MAULDIN & JENKINS
CPAs & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Porter White Capital, LLC
Birmingham, Alabama

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Porter White Capital, LLC and the SIPC, solely to assist you and SIPC in evaluating Porter White Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Porter White Capital, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Porter White Capital, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Porter White Capital, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Mauldin & Jenkins, LLC

Birmingham, Alabama
January 22, 2020